Exhibit 12.1

SUNPOWER CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

(Dollars in thousands)

	Successor Company					Predecessor Company
	Year Ended				11/09/04 to 01/02/05	12/29/03 to 11/08/04
	12/28/08	12/30/07	12/31/06	01/01/06
EARNINGS
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$167,465	$2,289	$28,461	$(15,793)	$(5,609)	$(23,302)
Fixed charges	33,131	20,696	2,222	3,394	1,113	3,999
Amortization of capitalized interest	1,002	53	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	—	—	—	—	—	—
LESS:
Interest capitalized	(10,329)	(8,839)	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	$191,269	$14,200	$30,683	$(12,399)	$(4,496)	$(19,303)

FIXED CHARGES
Interest expensed	$20,501	$10,762	$1,809	$3,185	$1,072	$3,759
Interest capitalized	10,329	8,839	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of interest within rental expense	2,301	1,096	413	209	41	240
Preference security dividend requirements of consolidated securities	—	—	—	—	—	—

Fixed Charges	$33,131	$20,696	$2,222	$3,394	$1,113	$3,999

RATIO	5.8	0.7	13.8	n.a.	n.a.	n.a.
DOLLAR AMOUNT OF DEFICIENCY(2)	$—	$(6,497)	$—	$(15,793)	$(5,609)	$(23,302)

(1)	These computations include SunPower Corporation and its consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and minority interest share of our subsidiary losses, plus fixed charges.
(2)	Dollar amount of deficiency is the amount of earnings required to attain a ratio of 1:1.